Exhibit j(2)

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in this Post-Effective Amendment No. 29 to Registration Statement No. 811-07205 on Form N-1A of Variable Insurance Products Fund III of our reports each dated February 18, 2004 appearing in the Annual Reports to Shareholders of Aggressive Growth Portfolio, Balanced Portfolio and Dynamic Capital Appreciation Portfolio, our reports each dated February 11, 2004 appearing in the Annual Reports to Shareholders of Growth & Income Portfolio and Growth Opportunities Portfolio and our report dated February 13, 2004 appearing in the Annual Report to Shareholders of Value Strategies Portfolio, for the year ended December 31, 2003.

We also consent to the references to us under the headings "Financial Highlights" in the Prospectuses and "Auditor" in the Statement of Additional Information, which are a part of such Registration Statement.

/S/Deloitte & Touche LLP

Deloitte & Touche LLP
Boston, Massachusetts
April 29, 2004